EXHIBIT 99.1

CENTRAL FUND OF CANADA LIMITED

NOTICE OF ANNUAL MEETING OF THE HOLDERS OF COMMON SHARES

NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of Common shares of Central Fund of Canada Limited (hereinafter called the “Corporation”) will be held at the offices of Parlee McLaws LLP, 3400 Suncor Energy Centre, 150 - 6th Avenue S.W., Calgary, Alberta on Monday, the 25th day of February, 2013 at the hour of 10:30 a.m. (Mountain Standard Time) for the following purposes:

(a)	To receive the financial statements of the Corporation for the year ended October 31, 2012 together with the Auditors’ report thereon;

(b)	To elect seven Directors;

(c)	To re-appoint Ernst & Young LLP as Auditors and to authorize the Board of Directors to fix their remuneration;

(d)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Although all holders of record of Class A non-voting shares and of Common shares are entitled to notice of the Meeting, only holders of Common shares are entitled to vote thereat. Any holder of Common shares who is unable to be present at the Meeting is requested to complete, date and sign the enclosed blue form of proxy and to return it in the self-addressed envelope provided for the purpose.

DATED this 10th day of January, 2013

BY ORDER OF THE BOARD

“J. S. Elder”

JOHN S. ELDER, Q.C.
Secretary

CENTRAL FUND OF CANADA LIMITED

INFORMATION CIRCULAR

as of January 10, 2013

The information contained in this Information Circular (hereinafter called the “Circular”) is furnished in connection with the solicitation of proxies on behalf of the Senior Executive Officers in their capacity as management of Central Fund of Canada Limited (hereinafter called the “Corporation”) for use at the annual meeting of the holders of Common shares of the Corporation to be held at the offices of Parlee McLaws LLP, 3400 Suncor Energy Centre, 150 – 6th Avenue S.W., Calgary, Alberta, on Monday the 25th day of February, 2013, at the hour of 10:30 a.m. (Mountain Standard Time) and at any adjournment or adjournments thereof (hereinafter collectively called the “Meeting”). The Meeting has been called for the purposes set forth in the accompanying notice of the Meeting.

SOLICITATION OF PROXIES

Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by Officers or Directors of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

Proxies, to be used at the Meeting must be deposited with the Corporation or with CIBC Mellon Trust Company at Calgary, Montreal, Toronto or Vancouver (the Administrative Agent for which is Canadian Stock Transfer Company Inc.) or American Stock Transfer & Trust Company LLC at New York no later than 48 hours (excluding Saturday and Sunday) preceding the Meeting or any adjournment or adjournments thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Corporation has outstanding 40,000 Common shares without nominal or par value, each carrying the right to one vote per share at the Meeting and 254,432,713 Class A shares, the holders of which are entitled to notice of, but not to vote at, the Meeting.

Holders of Common shares of record on January 10, 2013 are entitled to vote at the Meeting. Only Common shares entitle the holders thereof or their proxyholders to vote at the Meeting.

The names of the only persons who, to the knowledge of the Directors or Officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over Common shares carrying more than ten percent (10%) of the voting rights attached to all Common shares of the Corporation as at January 10, 2013 are the family of Philip M. Spicer and the number of such shares, and of Class A shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by the family and the percentage of outstanding shares of each class of the Corporation represented by the number of such shares so owned, controlled or directed are as follows:

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Shareholder	Number of Class A shares	% of Outstanding Class A shares	Number of Common Shares	% of Outstanding Common Shares
Philip M. Spicer	9,800		7,588	18.97
Joanne Spicer (spouse)	7,200		2,000	5.00
J. L. Michele Spicer (daughter)	18,824		2,000	5.00
J. C. Stefan Spicer (son)	18,524	0.0003%	4,200	10.50
Accrete Corporation Limited (1)	12,225		2,000	5.00
FutureFunds Inc. (2)	-		2,000	5.00
The Central Group Alberta Ltd. (3)	14,000		-	-

Notes:

(1)	Accrete Corporation Limited is owned by J. L. Michele Spicer.
(2)	FutureFunds Inc. is owned by the family of J.C. Stefan Spicer.
(3)	The Central Group Alberta Ltd. is owned 60% by Philip M. Spicer and 40% by J.C. Stefan Spicer.

No person, to the knowledge of the Directors or Officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over Class A shares carrying more than ten percent (10%) of the voting rights attached to all Class A shares of the Corporation.

INFORMATION ON VOTING

Voting Matters

At the meeting, holders of Common shares will vote on the election of Directors and the re-appointment of Auditors including authorizing the Board of Directors to fix their remuneration.

Record Date for Notice of Meeting

The Board of Directors of the Corporation (the “Board”) has fixed January 10, 2013 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting.

Voting by Proxy

Registered Owners

Registered holders of Common shares may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder. Please complete, sign, date and return the accompanying proxy form solicited by this Circular in the envelope provided or by facsimile to CIBC Mellon Trust Company at (416) 368-2502, so that it arrives no later than 4:30 p.m. (Eastern Standard Time) on Thursday, February 21, 2012.

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Beneficial Owners

The Corporation will provide proxy materials to brokers and other custodians, nominees and fiduciaries and will request that such materials be forwarded to each beneficial owner of Common shares shown in their records. If Common shares are listed in your account statement provided by any such institution, then, in almost all cases, those Common shares will not be registered in your name on the records of the Corporation. Such Common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Limited, which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your Common shares.

Therefore, beneficial holders of Common shares should ensure that instructions respecting the voting of their Common shares are communicated to the appropriate party.

Applicable regulatory policy requires your broker to seek voting instructions from you well in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your Common shares are voted at the Meeting. Often, the form of proxy supplied by your broker is similar to the form of proxy provided to registered holders of Common shares. However, its purpose is limited to instructing the registered holders of Common shares how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from the client to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge mails a voting instruction form in lieu of the form of proxy provided by the Corporation. The voting instruction form will name the same persons as the proxy form to represent the holder of Common shares at the Meeting. A holder of Common shares has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons designated in the voting instruction form, to represent the holder at the Meeting. To exercise this right, the holder of Common shares should insert the name of the desired representative in the blank space provided in the voting instruction form. You are asked to complete and return the voting instruction form to Broadridge by mail or facsimile. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote Common shares directly at the Meeting as the voting instructions form must be returned to Broadridge well in advance of the Meeting in order to have Common shares voted or to appoint an alternative representative to attend the Meeting in person to vote such Common shares.

If you are a beneficial holder of Common shares and wish to vote in person at the Meeting, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and return the completed form to Broadridge.

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Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares in your name. You may choose anyone to be your proxyholder – the person does not have to be a shareholder of the Corporation. Simply insert the person’s name in the blank space provided on the proxy form (registered shareholders) or the voting instruction form (beneficial shareholders). You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the form, being J.C. Stefan Spicer or John S. Elder, each of whom is a Director or Officer of the Corporation, will be appointed to act as your proxyholder.

Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the form you should indicate how you want your proxyholder to vote your Common shares. You may vote FOR or WITHHOLD your vote on the proposed nominees for election as Directors and on the appointment of the auditors including authorizing the Board of Directors to fix their remuneration. Alternatively, you can let your proxyholder decide for you.

All Common shares represented by properly executed and deposited forms of proxy will be voted or withheld from voting, on the matters identified in the Notice of Meeting in accordance with the instructions of such respective shareholders.

Voting Discretion of Proxyholder

If you give directions on how to vote your Common shares, your proxyholder must vote such shares according to your instructions. If your proxy form or voting instruction form does not specify how to vote on a particular issue, then your proxyholder can vote your Common shares as he or she sees fit. If your proxyholder does not attend the Meeting and vote in person, your shares will not be voted.

If you have appointed a person designated by the Corporation as proxyholder as provided in the enclosed form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the Common shares represented by such proxy will be voted as follows:

FOR the election of the persons nominated for election as Directors and;

FOR the re-appointment of Ernst & Young LLP, Chartered Accountants, as Auditors and the authorization of the Board of Directors to set their remuneration.

The accompanying form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other business which may properly be brought before the Meeting. At the date of this Circular, the Senior Executive Officers of the Corporation know of no such amendments, variations or other business to be brought before the Meeting.

Revoking your Proxy

A holder of Common shares of the Corporation may revoke such holder’s proxy before it is exercised by depositing an instrument in writing executed by such holder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized; (i) at the registered office of the Corporation at 3400 Suncor Energy Centre, 150 - 6th Avenue, S.W., Calgary, Alberta at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof; or (ii) with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

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MATTERS TO BE CONSIDERED AT THE MEETING

(a)	2012 Financial Statements

The first item of business at the Meeting will be to receive and consider the financial statements of the Corporation for the fiscal year ended October 31, 2012 together with the Auditors’ report thereon, copies of which financial statements and Auditors’ report accompany this Circular.

(b)	Election of Directors

Election Details

The next item of business to be dealt with at the Meeting is the election of Directors to hold office until the next annual meeting or until their successors are duly elected or appointed. The Board of Directors has fixed the authorized number of Directors to be elected at the Meeting at seven.

The term of each person elected as a Director will be until the termination of the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The persons named in the accompanying form of proxy intend to vote to elect as Directors the seven persons named as nominees below. The Senior Executive Officers are not presently aware that any such person would be unwilling or unable to serve as a Director if elected. However, if this should occur for any reason prior to the Meeting, it is intended that the persons so named in the form of proxy will have discretionary authority to vote the proxy for the election of any other person or persons as Directors.

Majority Voting for Directors

In 2009, the Board of Directors adopted a policy which requires that any nominee for Director who receives a greater number of votes “withheld” than “for” his or her election as a Director shall promptly tender his or her resignation to the Board following the meeting at which he or she is elected, which resignation will become effective upon its acceptance by the Board. The Corporate Governance Committee will consider the proffered resignation offer and will make a recommendation to the Board as to whether to accept it. The Board of Directors will disclose its decision, via press release, within 90 days of the applicable meeting at which the election took place. A Director who tenders his or her resignation pursuant to this policy will not participate at any meeting of the Corporate Governance Committee or the Board of Directors at which the resignation is considered. This policy only applies to uncontested elections, meaning elections where the number of nominees for Directors is equal to the number of Directors to be elected upon such election as determined by the Board. A copy of the full policy can be found on the Corporation’s website at www.centralfund.com .

Background of Nominees:

The ensuing subsections provide information concerning the nominees to the Board of Directors, their background and qualifications, duration of their involvement with the Corporation, their shareholdings and their compensation. Information as to how their performance is evaluated is set out later under “Corporate Governance - Corporate Governance Committee “.

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The following table sets out certain of such information with respect to each of the seven nominees as Directors, all of whom are currently serving as Directors of the Corporation.

Information Concerning Nominees As Directors

Name of Director, Office with Corporation and Other Information	No. of Common shares beneficially owned directly or indirectly, or controlled or directed by the Nominees at January 1, 2013	No. of Class A shares beneficially owned directly or indirectly, or controlled or directed by the Nominees at January 1, 2013

Brian E. Felske	—	—
Director Markdale, Ontario Age: 65 Director since 2011

Mr. Felske has managed a mining consultancy for more than 25 years with major clients including brokers, institutional investors, banks, multilateral agencies and mining companies. Mr. Felske is a registered limited market dealer with the Ontario Securities Commission.

Bruce D. Heagle	1,900	7,200
Director Ancaster, Ontario Age: 55 Director since 2011

Mr. Heagle has an MBA from the Richard Ivey Business School. He has been an officer since 1982 and President and a director of National System of Baking Ltd. since 1991 and is President of its division NSBL International (private capital investments). He also serves as a Trustee and Chair of the Audit Committee of Central GoldTrust and of Silver Bullion Trust. Mr. Heagle has been a director of the Bakery Council of Canada and Chair of the Board of Governors as well as Chair of the Finance Committee of Hillfield Strathallan College.

Ian M. T. McAvity	400	4,200
Director Toronto, Ontario Age: 70 Director since 1983

Mr. McAvity has been involved in the world of finance for over 40 years, as a banker, broker, and since 1975 as an independent advisor and consultant, specializing in the technical analysis of international equity, foreign exchange and precious metals markets. His analysis and views have been published in “Ian McAvity’s Deliberations on World Markets Newsletter” continuously since 1972. Mr. McAvity is also a director and officer of Duncan Park Holdings Corporation.

Michael A. Parente	1700	1,000
Director Hamilton, Ontario Age: 56 Director since 1992

Mr. Parente is a Certified Management Accountant and Certified Financial Planner in Canada. He has been an independent consultant since February, 2009. Prior to that, he was the Director of Finance for First Ontario Credit Union from March, 2004 to January, 2009. From February, 1990 to August, 2002, Mr. Parente was Vice-President Finance of Central Fund. Previously, for over 15 years prior to 2004, he was Chief Financial Officer for a mutual fund management company.

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Dale R. Spackman, Q. C.	100	2,050
Director and Vice-Chairman Calgary, Alberta Age: 58 Director since 1990

Mr. Spackman holds a science degree from the University of Calgary and a law degree from the University of Alberta. He has been a partner of Parlee McLaws LLP, an Alberta law firm, since 1986 where his practice concentrates on aviation, banking and finance and corporate and commercial law. He previously served as a Bencher of the Law Society of Alberta and has chaired, among others, its Audit and Finance Committees and continues to chair its Governance Committee. Mr. Spackman is also a past director and chair of the Corporate Governance Committee of the Calgary Minor Soccer Association.

Philip M. Spicer	(1)	(1)
Director and Chairman Ancaster, Ontario Age: 75 Director since 1961

Mr. Philip Spicer is the Chairman of Central Fund of Canada Ltd., which he founded in 1961. He is also Chairman and a Trustee of Central GoldTrust, a publicly traded gold bullion trust, and of Silver Bullion Trust, a publicly traded silver bullion trust. He has been a long-time analyst of markets, monetary systems and gold. His career has included being a part-owner and director of Canadian stock brokerage and investment dealer firms, a Registered Investment Counsel and portfolio manager. In recent years, he has been a private consultant to financial businesses.

J. C. Stefan Spicer	(1)	(1)
Director, President and Chief Executive Officer Lynden, Ontario Age: 47 Director since 1995

Mr. Stefan Spicer is also a Trustee and the President and Chief Executive Officer of each of Central GoldTrust, the Units of which are listed on the NYSE Amex and the Toronto Stock Exchange, and Silver Bullion Trust, the Units of which are listed on the Toronto Stock Exchange. He has in excess of 25 years of investment industry experience.

Messrs. Bruce Heagle, Ian McAvity and Michael Parente are also Trustees of Central GoldTrust and Silver Bullion Trust and Brian Felske is also a Trustee of Central GoldTrust.

Composition of Board

The Board has a policy of ensuring that a majority of the seven Directors are “independent”. This creates good alignment of the interests of the Board with the interests of the Corporation’s shareholders. In this context, the Board considers a Director to be independent if he or she is independent within the definitions set forth in Multilateral Instruments 58-101 and 52-110 as having no material relationship with the Corporation which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of his or her judgment. The Corporate Governance Committee annually reviews the independence of the Directors and advises the Board accordingly.

Messrs. Felske, Heagle, McAvity and Parente, current Directors, are regarded by the Board as being independent in accordance with the foregoing. Mr. McAvity is not an officer of the Corporation or a director, officer or employee of the Administrator, although, as referred to under “Interest of Management and Others in Material Transactions”, the Administrator engages him to provide general advice in relation to bullion and currency market trends and developments. Mr. Parente does provide periodic consulting services to the Administrator and others. Mr. McAvity serves on the Corporate Governance Committee and Mr. Parente serves on the Audit Committee.

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With respect to the related Directors, Messrs. Philip and Stefan Spicer are involved as Officers serving as the Chairman and the President and Chief Executive Officer respectively and are significant shareholders of the Corporation (see “Voting Shares and Principal Holders Thereof’). Mr. Spackman is the spouse of Ms. Catherine Spackman, the Treasurer of the Corporation, and is a partner of Parlee McLaws LLP which provides periodic legal services to The Central Group Alberta Ltd. (the “Administrator”) and to the Corporation (see “Interest of Administrator and Others in Material Transactions”). The other four nominees as Directors do not have interests or relationships with the principal shareholders referred to above and, as a consequence of such measure of independence and their diverse backgrounds and experience, such Directors may be regarded as in a position to reflect the interests of the shareholders of the Corporation other than the principal shareholders. Each of such nominees, other than Mr. Felske, is a shareholder of Central Fund in his own right.

Board Chairman

The Board Chairman is a duly elected member of the Board of Directors and is appointed as Chairman by the Board each year for a one-year term, with such appointment being (except when a vacancy is being filled) at the first meeting of the Board following the annual meeting of shareholders. As reflected in the Board Chairman Position Description, the Board Chairman provides leadership to the Board. He or she sets the “tone” for the Board and the Directors to foster effective, ethical and responsible decision-making, appropriate oversight of Senior Officers and the Administrator and strong corporate governance practices. In addition to individual Director responsibilities, responsibilities set out in the Board Charter and specific duties assigned by the Board from time to time, the Board Chairman will generally: oversee Board direction and administration, ensuring that the Board works as a cohesive team and builds a strong governance culture; provide guidance and leadership to the Board, the Board Committees and individual Directors in support of Central Fund’s commitment to corporate responsibility and its Code of Conduct and Ethics; and foster effective, ethical and responsible decision-making by the Board, the Board Committees and individual Directors. In the context of leadership, the Board Chairman will; provide overall leadership to enhance the effectiveness of the Board; provide advice and counsel to the Chief Executive Officer, Committee Chairs and fellow Directors; ensure that the responsibilities of the Board, Board Committees and individual Directors, as set out in the Board Charter, are well understood by them and work with the Chief Executive Officer and other Officers to monitor progress on forward planning and policy implementation. Among other things, the Board Chairman will, with the President and Chief Executive Officer, the Corporate Secretary and the Lead Director, establish the agenda for and will chair most Board meetings; ensure that Directors are receiving information that is timely, in a useful format and of high quality; chair, or assign the Vice-Chairman to chair, all annual meetings and special meetings of shareholders; and work with and assist the Chief Executive Officer, Chief Financial Officer and Corporate Secretary in representing Central Fund’s interests to its external stakeholders such as shareholders, regulators and the investment community.

Shareholdings

The Board of Directors believes that Directors can be seen to more effectively represent the interests of shareholders if they have a meaningful investment or "at risk" amount in shares of the Corporation. Accordingly, the Board established a policy to the effect that by December 31, 2004, each then Director own at least 1,000 shares of the Corporation. All of the Directors in office, other than Brian Felske who recently joined the Board, meet that policy. The Board has not granted any share options and does not intend to create any deferred share units for the benefit of its Directors or Officers.

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The following table sets out the number of shares of the Corporation, by class, held by each current Director as of January 1, 2012 and January 1, 2013.

	Number of Shares of the Corporation Beneficially Owned or over which Control or Direction is Exercised
Name of Director	Common Jan. 1, 2012	Common Jan. 1, 2013	Class A Jan. 1, 2012	Class A Jan. 1, 2013
Brian E. Felske	n/a	-	n/a	-
Bruce D. Heagle	1,900	1,900	7,200	7,200
Ian M. T. McAvity	400	400	4,200	4,200
Michael A. Parente	1,700	1,700	1,000	1,000
Dale R. Spackman, Q.C.	100	100	1,430	2,050
Philip M. Spicer	(1)	(1)	(1)	(1)
J. C. Stefan Spicer	(1)	(1)	(1)	(1)

Note (1): Reference is made to Page 3 in the table under "Voting Shares and Principal Holders Thereof".

Directors’ Remuneration

The Directors’ remuneration is intended to provide modest compensation for the risks and responsibilities undertaken by a Director of Central Fund.

Each of the Directors, other than the Chairman and the President who are employees of the Administrator, The Central Group Alberta Ltd., effective as and from November 1, 2011 was paid an annual fee of U.S. $18,000 for service as a Director and a fee of U.S. $1,800 per meeting for all Board and Committee meetings attended in person or by conference telephone. The Committee Chairs and the Lead Director and Vice-Chairman of the Corporation received a further annual fee of U.S. $4,000. Independent Directors who attend at and assist with bullion audit inspections received a fee of $1,800 for each attendance.

The aggregate fees paid by the Corporation to the Directors of the Corporation, who are not owners of The Central Group Alberta Ltd., for the fiscal year ended October 31, 2012 was U.S. $192,400.

The following table shows the total amount in U.S. dollars received by each Director for the year ended October 31, 2012.

Name of Director	Annual Fee	Attendance Fees	Committee Chair	Vice- Chairman or Lead Director	Total
Brian E. Felske	$18,000	$19,800			$37,800
Bruce D. Heagle	$18,000	$19,800	$4,000		$41,800
Ian M. T. McAvity	$18,000	$12,600	$4,000	$4,000	$38,600
Michael A. Parente	$18,000	$27,000			$45,000
Dale R. Spackman, Q.C.	$18,000	$7,200		$4,000	$29,200
					$192,400

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Non-Remuneration of Officers

There are no Officers of the Corporation who receive remuneration from the Corporation for acting as Officers. The Corporation does not have any employees or pension or retirement benefit plans. The Officers and Directors of the Corporation who are also officers and directors of the Administrator receive no remuneration as Officers and Directors of the Corporation, other than Mr. Spackman who receives the standard Directors’ fees, and Vice-Chairman’s fee.

However, the Administrator, under the Administrative and Consulting Agreement described under “Interest of Administrator and Others in Material Transactions” generally oversees day-to-day administration of the Corporation’s affairs. While it does not separately remunerate its personnel who also serve as Officers and Directors of Central Fund for those services, the Administrator has advised that the President and Chief Executive Officer and the Treasurer acting as the Chief Financial Officer of Central Fund received from the Administrator an estimated U.S. $200,000 and $42,000 respectively for services that might be regarded as rendered specifically in their capacities as Officers and Directors of Central Fund for the fiscal year of Corporation ended October 31, 2012.

No directors' and officers' liability insurance is carried by the Corporation. No Director or Officer of the Corporation or any associate or affiliate of any such Director or Officer is or has been indebted to the Corporation.

Attendance Record

The following table sets forth the exemplary attendance of each Director at Board and Committee meetings during the last fiscal year.

Name of Director	Board Meetings Attended		Committee Meetings Attended
Brian E. Felske	4 of 4	100%	6 of 6	100%
Bruce D. Heagle	4 of 4	100%	6 of 6	100%
Ian. M. T. McAvity	4 of 4	100%	2 of 2	100%
Michael A. Parente	4 of 4	100%	8 of 8	100%
Dale R. Spackman, Q.C.	4 of 4	100%	—	—
J. C. Stefan Spicer	4 of 4	100%	—	—
Philip M. Spicer	4 of 4	100%	—	—

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(c)	Re-Appointment and Remuneration of Auditors

The next matter to be considered at the Meeting is the appointment and remuneration of Auditors of the Corporation. It is intended to vote the proxies solicited at the Meeting to re-appoint as Auditors of the Corporation the firm of Ernst & Young LLP, and to authorize the Board of Directors to fix their remuneration. Ernst & Young LLP have been the Auditors of Central Fund since 1989 and their re-appointment at the meeting has been recommended by the Audit Committee.

The aggregate fees in U.S. dollars for professional services charged by Ernst & Young LLP for the 2011 and 2012 fiscal years of the Corporation were as follows:

	2011		2012

Audit and audit related services	$ 157,429	(1)	$124,249
Other assurance services	—		—
Non-audit services	—		—
Total	$157,429		$124,249

Note (1): Includes review of financial information and financial statement preparation for public offerings of Class A shares of the Corporation.

CORPORATE GOVERNANCE

Overview

Central Fund’s corporate governance practices are designed to ensure that the business and affairs of the Corporation are governed effectively. These practices generally accord with Multilateral Instrument 58-101; “Disclosure of Corporate Governance Practices” and Multilateral Policy and Instrument 58-201; “Effective Corporate Governance” (collectively the “Governance Rules”) and with Multilateral Instrument 52-110; “Audit Committee” and Companion Policy 52-110CP (collectively the “Audit Committee Rules”), all of which are rules of the Canadian Securities Administrators.

Central Fund’s corporate governance practices are designed with a view to ensuring that the affairs of the Corporation are effectively stewarded in the interests of the shareholders as a whole.

The Board is the author of its own policies, procedures and practices concerning the direction and administration of the Corporation. It fulfils these duties with independence from the Senior Executive Officers of the Corporation.

Board Mandate and Code of Ethics

The Board of Directors is, as set forth in its mandate, responsible for the direction and supervision of the administration of the affairs of the Corporation pursuant to its powers and obligations under the Alberta Business Corporations Act, its articles and by-laws and other statutory and legal requirements generally applicable to directors of a corporation that is also a reporting issuer. Prime stewardship responsibility of the Board is to ensure the viability of the Corporation and its functions as a passive holder of gold and silver bullion. The balance of the text of the mandate is set out below:

“2.	Composition and Organization of Board

A.	Selection of Directors

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The Corporate Governance Committee of the Board periodically reviews the desired size of the Board, the need for recruitment of new Board members and the appropriateness of the experience of nominees. After seeking input and suggestions, the Committee assesses any proposal for a new member prior to the proposal being submitted to the Board and, in turn, to shareholders.

All new members are briefed on the unique structure of the Corporation, its administration, its financial affairs, the securities and regulatory environment, reporting requirements and affairs as a whole. A Directors’ Manual is provided to each new member.

B.	Membership Criteria

Nominees must have qualifications prescribed for directors under applicable corporate and securities law of the Province of Alberta. They should have an appropriate mix of skills, knowledge and experience in business. Nominees selected should be able to commit sufficient time for the business of the Board.

All directors are required to act honestly and in good faith and with loyalty in the interests of the Corporation and in the interests of its shareholders generally.

C.	Independence

Except for a transitional period following retirement of an independent Director, a majority of the Board shall be composed of Directors who, in the reasonable opinion of the Board, are "independent" under the provisions of Multilateral Instrument 58-101 of the Canadian Securities Administrators.

D.	Chairman

The Board shall, until otherwise determined, appoint a Chairman from among the Directors. In the event that the Chairman is a director or executive of the Administrator, the Board shall also appoint a Lead Director from among the non-administrative or non-related Directors who may chair the Board meetings where the Chairman and Vice-Chairman are absent, who shall chair in camera sessions of the Board and who shall assume such other functions as are appropriate to the role of a Lead Director.

E.	Retirement Age

A Director who has attained 78 years of age prior to the annual meeting of shareholders in any year, shall retire from office at such annual meeting, except as decided otherwise by the Board.

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F.	Term of Office

The Directors are elected by the shareholders at each annual meeting and the term of office expires at the next annual meeting of the shareholders or when a successor is elected.

3.	Meetings of the Board

(a)          In order to carry out its mandate, the Board holds regular meetings on a quarterly basis and additional meetings as required to consider particular issues or strategic planning or deal with specific matters between quarterly meetings whenever appropriate;

(b)         Subject to applicable law and policy, the Board is the master of its own policies, procedures, practices and deliberations concerning the affairs of the Corporation;

(c)          Distribution of materials and financial and other information important to the Directors’ understanding of agenda items is generally effected in advance of a meeting. The Board will often invite officers of the Administrator and its advisors to attend part of Board meetings to make presentations so as to allow Directors to gain additional understanding and insight into the affairs of the Corporation;

(d)         The Directors regularly meet in camera without any member of the Administrator present to ensure free and open discussion and communication among the non-related Directors.

4.	Implementation

In order to carry out such responsibilities, the Board of Directors:

(a)         approves, and oversees the implementation of, the Corporation’s affairs including the stewardship of the Corporation, entering into of administrative, safekeeping, transfer agency and other service agreements and any significant divestitures of assets by the Corporation;

(b)         reviews, with input from the Audit Committee, the financial performance and financial reporting of the Corporation and assesses the scope, implementation and integrity of the Corporation’s internal control and information systems;

(c)         identifies and assesses the principal risks of the affairs of the Corporation;

(d)        oversees the public communications policy and shareholder relations activities of the Corporation including any measures for shareholder feedback;

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(e)        appoints the Officers of the Corporation, ensuring that they are of the calibre and integrity required for their roles and planning their succession as appropriate from time to time;

(f)        reviews and approves on an annual basis, the overall strategy of the Corporation, all of which is developed in the first instance for consideration by theSenior Officers of the Corporation;

(g)       assesses and selects nominees for election as Directors;

(h)       ensures that new Directors are provided with adequate orientation;

(i)        develops, through the Corporate Governance Committee, the Corporation’s approach to corporate governance issues;

(j)       establishes and oversees sub-committees of the Board as appropriate, approves their mandates and approves the compensation of their members; and

(k)       reviews the performance of Senior Officers of the Corporation and of the Administrator in line with corporate policies in effect from time to time and fulfilment of the Corporation’s objectives; and

(l)        establishes the expectations and responsibilities of, and assesses the performance of, the Directors.

In carrying out its responsibilities, the Board shall adopt a Code of Ethics to govern behaviour of Officers of the Corporation and officers and employees of the Administrator. The Board shall monitor the compliance with such Code and, should any material waivers be granted to Directors or Officers of the Corporation, the Board should as a matter of policy cause this to be disclosed in the next ensuing quarterly or annual report on the finances of the Corporation.

The Board shall meet on at least a quarterly basis and shall hold additional meetings as required or appropriate to deal with financing or other issues. Directors shall all be encouraged to attend meetings in person wherever feasible. Attendance at or participation in meetings shall be recorded.

Each of the Directors is expected to agree to an evaluation of his or her individual performance as well as to a review of the collective performance of the Board of Directors as a whole. Directors shall be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

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5.	Resources

The Board of Directors shall have the authority to retain legal, accounting and other consultants to advise it. The Board may request any Officer of the Corporation or any officer or employee of the Administrator or its outside counsel or the external/internal auditors to attend any meeting of the Board or to meet with any members of, or consultants to, the Board.

An individual Director shall be permitted to engage an outside advisor at the expense of the Corporation where, for example, he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Board or the Chairman of the Audit Committee.”

In carrying out its duties, the Board holds regular meetings on at least a quarterly basis and additional meetings to deal with particular matters as appropriate. Supported by two Committees of the Board, the Board stewards the Corporation, including the activities of the Administrator and, in summary, develops and oversees corporate strategy and its implementation; identifies and assesses the principal risks of the affairs of the Corporation; reviews financial performance and reporting and disclosure, assesses the internal control and information systems; assesses and selects nominees for election as Directors; appoints the Officers of the Corporation, ensures their integrity and reviews their performance; deals with succession planning; reviews and approves actions of the Committees; oversees public communications policies and shareholder relations; and annually reviews the effectiveness of the Board and Committees, including each Director’s contribution. These duties and responsibilities are consistent with the Governance Rules.

An individual Director is permitted to engage an outside advisor at the expense of the Corporation in specific circumstances such as where such Director is placed in a conflict position through activities of the Corporation, but any such engagement is subject to the prior approval of the Corporate Governance Committee referred to below. No circumstance for any such engagement has arisen to date.

The Board has adopted a Code of Ethics which governs the behaviour of its Directors and Officers. The Code is reviewed annually and recommended changes, if any, are brought to the Board. Compliance with the Code is monitored by the Board and, should any waiver be granted to a Director or Officer, the policy is to disclose this in the next ensuing quarterly or annual report. The Board has also adopted a formal mandate that sets out its responsibilities for stewardship of the Corporation. The Code of Conduct and Ethics and the Board Mandate are set out on the Corporation’s website at www.centralfund.com. The Board has also adopted an individual Director’s mandate setting forth the duties and responsibilities of each Director. As a matter of policy, unless otherwise determined by the Board, a Director shall retire from office at the next annual meeting following attainment of 78 years of age. As recommended in the Guidelines and the Governance Rules, formal position descriptions have been developed for the Board, the Chairman of the Audit Committee and the Chairman of the Corporate Governance Committee as well as for the CEO, thereby defining the limits of the Senior Executive Officers’ responsibilities and the CEO’s corporate objectives.

The Code of Conduct and Ethics is complemented by a Whistleblower Policy which, as the Corporation has no employees, is primarily focused on the few employees and officers of the Administrator. The Policy defines whether designated Officers of the Corporation or the Audit Committee should investigate complaints, defines procedures to be followed and provides protection for a whistleblower.

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Lead Director

Mr. Ian McAvity, the Chair of the Corporate Governance Committee and an independent Director, is currently designated as the “Lead Director”. As such, he has taken on the responsibility of overseeing the operation of the Board and its effectiveness, of ensuring that the Board functions independently of the Administrator and of leading discussions of the Board when it meets in private session without the Senior Executive Officers or representatives of the Administrator present. These in camera sessions are held at the conclusion of each regular Board meeting and at each regular Audit or Corporate Governance Committee meeting so as to promote full and open discussion among the Directors who are not owners of the Administrator. The Lead Director is appointed annually by the Board.

Board Activities

The Board is in a position to conduct its meetings and to make appropriate decisions effectively. Financial and other information is made available to Board members several days in advance of meetings. Directors are generally encouraged to attend meetings in person. Directors are asked to advise the Corporation if they are unable to attend meetings and attendance at meetings is recorded. The Board held four regular meetings during the past fiscal year. All of the Directors have agreed to an evaluation of their collective as well as their individual performance. All of the Directors are encouraged to exercise their responsibilities in the best interests of Central Fund and its shareholders generally.

Director Nominees

As the need for new Directors arises on occasion, the responsibility for identifying or reviewing a nominee or nominees and recommending them to the Board is assigned to the Corporate Governance Committee, all of the members of which are independent Directors. This Committee advises the Board on the appropriate size of the Board and the competencies and skills that the Board as a whole and individual nominees should possess in the context of the Corporation’s activities. The Committee Chairman elicits suggestions for new or replacement Directors and the Committee assesses candidates including their skills and suitability for the Board and one or more of its Committees, their integrity and their ability to devote sufficient time as a Board or Committee member. Two new directors were elected at the last annual meeting. The Committee’s recommendations are discussed with the Senior Officers and then go to the Board for approval.

Orientation of New Directors

Any new Director receives an extensive orientation. Before agreeing to be nominated for the Board, he or she is advised as to the role of the Board, its Committees and Directors, on the objective and status of the Corporation and on the Corporation’s structure, financial position, listings and regulatory environment as well as on other aspects of the Corporation’s activities. He or she is briefed on the anticipated workload and time commitment. A Director’s manual is also provided which contains, among other things, the structure of the Board and its Committees, a current list of Officers and Directors, the charters of the Board and Committees, and insider trading, communications and other policies as well as the Code of Conduct and Ethics. In addition, the individual Director mandate is provided. This is consistent with the Governance Rules and enables a new Director to better understand the Corporation and his or her role and responsibilities.

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Continuing Education

The Board encourages its members to attend or participate in seminars or information sessions that relate to their responsibilities as Board or Committee members. In addition, the President and Chief Executive Officer provides a quarterly briefing on the status and outlook for the Corporation, the Corporate Secretary provides at least a semi-annual briefing on regulatory changes and corporate governance developments that may be of interest and the external Auditors and others provide materials and offer seminars on subjects of interest such as changes in accounting policies or, topically, conversion to International Financial Reporting Standards.

Committees

The Board is responsible for establishing and overseeing the performance of all Committees and for the appointing of members to serve on such Committees and approving their compensation. Two standing Committees have been appointed.

The Audit Committee is currently comprised of three Directors, all of whom are unrelated and independent Directors as contemplated by the Audit Committee Rules. Each of the members of the Committee is “financially literate” in having the ability to read and understand a set of financial statements and the accompanying notes that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. Each of the members of the Committee is regarded by the Board, by virtue of his respective education and/or business background, as well as experience with Central Fund, as having: (a) a basis for understanding the accounting principles used by the Corporation to prepare its financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience analyzing or evaluating financial statements of the type referred to above and, in the case of Mr. Parente, experience supervising one or more persons engaged in such activities; and, (d) an understanding of internal controls and procedures for financial reporting.

Mr. Felske has managed a mining consultancy for more than 25 years with major clients including brokers, institutional investors, banks, multilateral agencies and mining companies. Mr. Heagle is a graduate of the Richard Ivey Business School. He has been an officer since 1982 and President and a director of National System of Baking Ltd. since 1991 and is President of its division, NSBL International (private capital investments). Mr. Parente is a Certified Management Accountant and Certified Financial Planner in Canada and has been an independent consultant since 2009. Prior to that, he had been the Director of Finance for First Ontario Credit Union since 2004. From February, 1990 to August, 2002, Mr. Parente was the Vice-President Finance of Central Fund. Previously, for over 15 years, he was Chief Financial Officer and Compliance Officer for a mutual fund management company.

The charter for the Audit Committee reflects the requirements of the Audit Committee Rules. The Audit Committee fulfils its responsibilities within the context of the following guidelines:

•	the Committee communicates its expectations to the Senior Executive Officers and the external Auditors with respect to the nature, extent and timing of its information needs. The Committee expects that draft financial statements and other written materials will be received from the Senior Executive Officers several days in advance of Committee meeting dates;

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•	the Committee, in consultation with the Senior Executive Officers and the external Auditors, develops an Audit Committee agenda which is responsive to the Committee’s needs as set out in its charter;

•	the Committee, in consultation with the Senior Executive Officers and the external Auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact the Corporation’s financial disclosure and presentation;

•	the Chair of the Committee and other Audit Committee members have direct, open and frank discussions during the year with the Senior Executive Officers, other Board members and the external Auditors as required;

•	to assist the Committee in fulfilling its responsibilities, it may, at the expense of the Corporation and after consultation with the President, engage an outside advisor with special expertise;

•	as the external Auditor’s responsibility is not only to the Board of Directors but to the Audit Committee as representatives of the shareholders, the Committee expects the external Auditors to report to it all material issues arising out of their services or relationship with the Corporation; and

•	pre-approving both audit and non-audit services.

The Audit Committee meets on at least a quarterly basis with one or more Officers of the Corporation and with the external Auditors to discuss the independence of the external Auditors, the scope of the annual audit and of quarterly reviews, the audit plan, access granted to the accounting system and related internal controls, cooperation of the Senior Executive Officers in the audit and review function, internal controls, the financial reporting process and related internal controls, the quality and adequacy of the Corporation’s or the Administrator’s accounting and financial personnel and other resources and financial risk management so as to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the quarterly and annual financial statements, the Annual Information Form, the Annual Report including the external Auditors’ report, the required Management’s Discussion and Analysis and financial press releases. The Committee further reviews the remuneration of and recommends, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement of the external Auditors.

The Committee also pre-approves all non-audit services proposed to be provided by the external Auditors. The charter of the Audit Committee is set out on the Corporation’s website at www.centralfund.com and in the Corporation’s Annual Information Form. Its conduct is reviewed annually by the Committee and the Board.

Mr. Bruce Heagle currently chairs the Audit Committee which meets at least four times per year and which met 6 times during the last fiscal year. The Committee meets in camera at each regular meeting without any Senior Executive Officers or owners of the Administrator present.

The Corporate Governance Committee is currently comprised of three Directors, all of whom are independent.

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The Corporate Governance Committee is responsible for developing the Corporation’s approach to governance issues; reviewing the effectiveness of the Board’s practices in light of emerging and changing regulatory requirements; assessing new nominees for the Board and planning education programs for them; and assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual Board members. The Committee’s responsibility extends to ensuring that the Board can function independently of the Senior Executive Officers and monitoring the Board’s relationship to the Senior Executive Officers. It reviews the communications policy of the Corporation to ensure that communications to shareholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and treat all shareholders fairly with respect to disclosure. The Committee recommends topics of interest or importance for discussion and/or action by the Board. It annually reviews the charters, mandates and policies of the Corporation, the timing and adequacy of materials provided to Directors or Committee members, the continuing qualifications and contribution of individual members as well as any conflicts of interest and time commitments. It also reviews the adequacy and form of the compensation of Directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Director. The Committee is also responsible for approving the engagement by one or more Directors of an outside legal or other advisor at the expense of the Corporation should such extraordinary circumstances ever arise.

The charter of the Corporate Governance Committee is set out on the Corporation’s website at www.centralfund.com. Its content, as well as that of all other charters, mandates and policies, are reviewed annually by the Committee and the Board.

Mr. McAvity currently chairs the Corporate Governance Committee which generally meets twice per year. The Committee meets in camera at each regular meeting without any Senior Executive Officers or representatives of the owners of the Administrator present.

Expectations of Senior Executive Officers

The Board expects the Senior Executive Officers of the Corporation to report in a timely, comprehensive and accurate manner on the affairs of the Corporation generally and on specific matters of significant consequence to Central Fund and the shareholders, to take timely action and decisions consistent with corporate policies in effect, to identify, in conjunction with the Board, the principal risks facing the Corporation and take appropriate measures to deal with risks and to review on an ongoing basis the strategies of the Corporation with a view to facilitating the Board’s review of same and their implementation by the Senior Executive Officers.

The Board has developed, in concert with the Lead Director and the President and Chief Executive Officer, a detailed position description for the President and Chief Executive Officer and the matters for which he is responsible.

Risk Management

The Board has an ongoing responsibility for risk assessment and oversight of controls as they relate to risks to which the Corporation is subject. As indicated in its charter, the Audit Committee reviews, at least annually, the financial risks affecting the Corporation, discusses, in concert with the Senior Executive Officers, the extent of the exposure and enquires to ensure that existing policies and controls are in place to identify and control these risks. The Board seeks to develop a good understanding of the significant risks to which the Corporation is subject and to ensure that the Senior Executive Officers are maintaining adequate internal controls as well as effectiveness in risk management.

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Communications Policy

The objective of the Corporation’s communication policy is to ensure that its communications to shareholders, regulators and the investing public are factual, accurate and timely, are broadly disseminated in accordance with applicable policy and law and treat all shareholders fairly with respect to disclosure. The policy identifies material information in relation to the affairs of the Corporation particularly where the information can reasonably be expected to have a significant effect on the market price or value of the securities of the Corporation. It also deals with timeliness of communications, use of electronic communications, forward-looking information, quiet periods and other matters. In order to facilitate the effective and timely dissemination of information to all shareholders and the investment community, the Corporation releases its disclosed information through newswire services and mailings to shareholders.

Shareholder Feedback

The Board encourages communications feedback from shareholders generally through the Senior Executive Officers. Individual queries, comments or suggestions can be made orally or in writing directly to the Investor Relations Office. Shareholder comments, observations from analysts, writers or the public on comments received at the Investor Relations Office are considered and, where appropriate, brought to the attention of the Board.

INTEREST OF ADMINISTRATOR AND OTHERS IN MATERIAL TRANSACTIONS

Pursuant to an amended and restated Administrative and Consulting Agreement (the “Administration Agreement”) dated November 1, 2005 with the Corporation, the Administrator is responsible for the general administration of the affairs of the Corporation under the direction of the Central Fund’s Board. This includes the provision of certain consultative services to the Corporation which are paid for by the Administrator and include the provision of general market and economic advice with respect to the investment of the Central Fund’s assets in accordance with its investment policies and restrictions. Any utilization of such advice is subject to the ultimate approval of the Board of Directors of the Corporation. Under the terms of the Administration Agreement, the Administrator arranges at its expense for certain services which are delegated to others, currently to Mr. Ian M. T. McAvity President of Deliberations Research Inc. and a Director of the Corporation, who provides general advice in relation to analysis of bullion market trends and developments and guidance to the Boards of the Corporation and the Administrator and the Administrator also provides consulting advice to the Corporation through Messrs. Malcolm Taschereau and Douglas Heagle, who are former Directors of the Corporation. In addition, the Administrator provides and pays for all office services, supplies and facilities and, through its staff and designated independent contractors, generally oversees the day-to-day administration of the Corporation’s affairs.

In consideration for services rendered pursuant to the Administration Agreement, the Corporation pays the Administrator a monthly fee based on the Corporation’s net assets determined for such month. The next six years, the annual fee is computed at:

0.30% on the first $400 million of the total net assets;
0.20% on the next $600 million of the total net assets; and
0.15% on the total net assets exceeding $1 billion.

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Fees paid to the Administrator in this regard for the fiscal year ended October 31, 2012 were U.S. $9,287,471 compared to U.S. $9,217,784 for the prior fiscal year.

Philip M. Spicer, Chairman and a Director of the Corporation, is also President and a director of the Administrator. J.C. Stefan Spicer, President, Chief Executive Officer and a director of the Corporation, is also Assistant Secretary and a Director of the Administrator. Catherine A. Spackman, CMA, Treasurer of the Corporation, is also Treasurer and a director of the Administrator. Dale R. Spackman, Q.C., Vice-Chairman and a Director of the Corporation, is also Secretary and a director of the Administrator.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED this 10th day of January, 2013.

BY ORDER OF THE BOARD

“J. S. Elder”

JOHN S. ELDER, Q.C.
Secretary

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